EXHIBIT A


PINNACLE PARTNERS, LLC
145 4th Avenue, Suite 15A | New York, New York 10003
Telephone (212) 614-8952 | Facsimile (646) 390-6784


April 17, 2009

Board of Directors
Forgent Networks
108 Wild Basin Road
Austin, TX  78746
cc: Corporate Secretary

Dear Board of Directors:

Red Oak Partners, LLC ("RO Partners") controls the Red Oak Fund, L.P. ("RO Fund") which beneficially owns 812,177 shares of the common stock Forgent Networks ("ASUR" or the "Company") and manages the Bear Market Opportunity Fund ("Bear Fund") which beneficially owns 526,669 shares of the common stock of ASUR. RO Partners is also a controlling member of Pinnacle Partners, LLC which controls The Pinnacle Fund, LLLP ("Pinnacle Fund"), which is the registered holder at the above address of 500,000 shares of common stock of ASUR and beneficially owns 946,950 shares of the common stock of ASUR. Altogether, RO Partners may be deemed to beneficially own 2,285,796 shares of the common stock of ASUR, representing 7.3% of the common stock outstanding as of March 11, 2009 as reported by ASUR. Based on the number of shares outstanding as of that reporting date, RO Partners - through the RO Fund, Pinnacle Fund, and Bear Fund
- is the Company's largest shareholder, led by its investment in the Pinnacle Fund.

As the company's largest shareholder we are writing to share our concerns related to the strategic direction of ASUR and the responsibility of the Board of Directors to maximize shareholder value. We request that this letter be addressed immediately given our sense of urgency and ASUR management's publicly stated intent to take the company private in advance of holding its 2009 annual meeting. If permitted, this action will disable shareholders' Delaware-granted right to submit proposals and to nominate and vote on which Directors they wish to elect to represent their best interests. We are concerned with this oversight in corporate governance and wish to share other key concerns which we believe must be addressed immediately in order to salvage remaining value within the Company before this value is destroyed. For further clarity, these concerns include:

Continued "growth" spend
Under Richard Snyder's tenure as CEO, ASUR has spent in excess of $70 million in SG&A plus R&D since 2003 while reporting an aggregate net loss of $39 million during that same time period. This large negative ROI is across a multi-year time span and recent results have fared no better, having already come in below late 2008 forecasts. Despite this negative ROI and disappointing recent results - and despite being in the midst of arguably the worst economy of our lifetimes - the growth spend has continued unabated with $14.5 million in SG&A plus R&D spent in the past twelve months, a full $4mm above the Company's full reported revenues during that same time period. Though management has repeatedly claimed and promised it is building a platform for a $20, $40, and $50 million revenue company (please refer to notes in "Inability of management to forecast its business" below), these claims have been made repeatedly in the past with material failure in all instances and at this point should be disregarded entirely. Current spending remains at similar levels, with SG&A + R&D at a $14mm/yr run-rate based on the most recent quarterly results and it is clear that the current management team has not been proactive with respect to cost reductions and has instead opted for a growth and spend-first strategy, the result of which has been significant value-destruction and a continuation of its negative ROI. This is further evidenced as ASUR's stock price is 90% lower today than when Mr. Snyder was first named CEO in 2001 and 97% lower than when he joined the Board in 1997. The recently proposed going-private and wage reductions which promise to save approximately $2mm/year are unacceptably low and insufficient vs. the Company's net loss and cash burn. As such, after 8+ years of negative ROI and with cash running at its lowest levels since at least 2002, there are no options available to the Company but to effect immediate and radical changes to the cost structure in order to ensure ASUR's ability to survive, better service its clients, and assure its customers that it remains a financially viable and stable company. Otherwise, in as little as one year the Company's cash - net of its legal liability - could be just a few million dollars and the Company would have very real 2010 viability risk.

Compensation, structure, and accountability at the senior management level
-	With 13+ successful years dedicated to public small and micro capitalization investing and having completed thorough due diligence on hundreds of sub-$100 million companies, we are well-versed with management structure and compensation at small companies. The vast majority of small companies - and at well under $20 million in revenues, ASUR qualifies as a small company - employ one dual role CEO/COO and one CFO/ Treasurer. Combined compensation is typically $400,000 - $650,000 based on whether targets and bonuses are achieved. However, ASUR employs three separate individuals for these roles and paid in excess of $960,000 in FY '07 alone for these duties (according to its 2008 14A filing with the SEC), representing approximately 2x what we believe the market rate is for these functions in a similar-sized company. Of special note is that the aggregate compensation paid to the CEO, CFO, and COO since 2003 exceeds ASUR's current market capitalization. As such, it's apparent that the Company continues to spend more than it should, is not streamlined to maximize shareholder value, and does not maintain a corporate culture where compensation is earned upon success instead of being granted without accountability.
-	When we asked ASUR's CEO (Richard Snyder) and CFO (Jay Peterson) to describe their roles to us during a March 5th, 2009 phone call, Mr. Snyder replied (in order) "M&A activity, dealing with the lease sale, and investor relations" and Mr. Peterson answered "SEC filings, reporting, and the audit." For reference to the CEO's response:
	o	Just 18 months ago ASUR paid 3x its current market cap, or
	$0.40/share, to acquire Iemployee. Each of the five quarters since the acquisition has witnessed a larger EBIT and EBITDA loss than the quarter prior to the acquisition, with no clear improvement in sight and no reported growth. Spending $0.40/share to increase the company's net loss is not a successful M&A result and given ASUR's historical negative ROI and the results of this deal, we hope and expect that M&A activity is not in ASUR's immediate future.
	o	According to our discussions with management, management was
	unable to achieve a lease sale. Further, Jay Peterson informed us in conference calls both in October and November '08 that he had been handling most of the lease sale, which runs contrary to what Richard Snyder informed us during our March 5th, 2009 call.
	o	Regarding investor relations, ASUR management refused to meet
	with us for a requested one hour meeting at its offices in Austin and at a date and time of its choosing in early December '08. This came despite our open communication to Jay Peterson that we owned approximately 3% of the Company and (we believed) were one of the Company's largest shareholders. More recently, only via persistent requests (we are happy to provide the email dialogue) between ourselves and Jay Peterson were we able to schedule and hold a brief call with ASUR's CEO, Richard Snyder, on March 5th, 2009. This came despite ASUR knowing we were potentially its largest shareholder. Additionally, virtually all of our prior investor interaction and dialogue has been with Mr. Peterson, not Mr. Snyder, contrary to Mr. Snyder's assertion that investor relations are a key part of his role as CEO. (Note: we believe ASUR should spend zero time on investor relations until its internal issues have been corrected and were thus dismayed from the outset at the mention of investor relations by Mr. Snyder, given the Company's unacceptable performance).
-	For reference to the CFO's response, we note that:
	o	Despite our significant experience in the public market micro
	cap space, ASUR is the only company we know of which holds its annual meeting 11-12 months after its fiscal year end. We believe this represents an unacceptable delay subsequent to the fiscal year end, more so if managing SEC filings, reporting, and the audit is a primary function of Mr. Peterson. This delays shareholder's rights (per Delaware law) to vote at annual meetings and is both unreasonable and unacceptable on any comparative basis vs. other even remotely similarly sized public companies, based on our experience.
	o	During a late 2008 conference call we questioned why ASUR's
	2008 meeting had been held twelve months after the 2007 fiscal year end. Mr. Peterson responded that the meeting was pushed back as ASUR had to process the Iemployee acquisition made in calendar 2007. He informed us that he expected the 2009 annual meeting to occur in March or April of 2009. No such meeting has been announced and during our March 5th, 2009 call with ASUR management, when asked why the annual meeting was not being held in advance of or at the same time as the annual meeting, Mr. Snyder responded that ASUR's attorney felt that the going private was too complicated a transaction and that the Company should only present one option to its investors. When we asked Mr. Snyder whether ASUR's counsel was running the company or whether he was, he replied that he was. When we asked Mr. Peterson when the 2009 annual meeting would then be held under a go-private scenario, he had no response and instead indicated that there would be fewer SEC filings under that scenario on an ongoing basis.

Shareholder representation on the board and management team
-	According the Company's 2008 Form 14A filed with the SEC, the entire
Board and senior management team have served with the Company since at least 2003, during which time ASUR's stock price has declined approximately 90%. Despite this, nine insiders - who collectively have been with ASUR in excess of 45 years - own less than 3% of the common shares of ASUR stock. Further, we can not find any evidence of transactions where insiders - after seeing ASUR's shares materially collapse in value during their tenure - purchased any meaningful amounts of stock. We believe that the Board and management must be comprised of meaningful shareholders in order to assure vested interest among insiders and that key decisions made by the Company are aligned with the best interests of ASUR's equity (share) holders, specifically as it relates to decisions on whether to spend to grow vs. to manage costs and be ROI-accountable. When insiders are not vested partners with shareholders there is greater risk of reduced accountability regarding ROI, compensation, and spending as a whole. We believe this is the predicament we are presently in.

Inability of management to forecast its business
At this point, we do not believe that senior management is able to forecast its business with any semblance of accuracy and this is costing shareholders via negative ROI decisions being made based on these forecasts. Mr. Snyder and Mr. Peterson have repeatedly stated to us that the Company is spending in order to grow and that they believe ASUR can be a $30-40 million revenue company in just a few years. As noted below, this is not the first time they have forecasted large numbers and - based on numerous examples cited below - at this point any discussion of such numbers is borderline reckless, irresponsible, and dangerous to all spending decisions. Additionally, management's expense forecasts have consistently been inaccurate, demonstrating management is unable to manage its costs effectively. For fairness, we include examples across many year's forecasts as opposed to just a few:
-	In ASUR's Q4, 2003 earnings conference call, Jay Peterson guided that
ASUR believed could achieve $40-50 million in annual software revenues in three to four years "based on early optimism from large enterprise customers and assuming just a little help from the economy." For reference, although the economy offered significant help from late 2003 through the next three to four years, ASUR's software revenues are and were well under even $20 million (let alone $40-50 million) , inclusive of the acquired Iemployee revenues.
-	In ASUR's Q1, 2004 conference call, Richard Snyder reaffirmed "our previous guidance of 6 to $7 million in software revenue for this current fiscal year." For reference, ASUR generated just $3mm in software revenue in fiscal 2004 despite help from a very strong economy. Additionally, in the same call Mr. Snyder reaffirmed "between 40 to $50 million in annual software revenues in the next three to four years." He also added that "we believe that we can manage expenses to be flat, while also expending approximately $300,000 on Sarbanes Oxley related requirements over the next several quarters." For reference, expenses increased from $16 million to $23 million from 2003 to 2004.
-	In ASUR's Q1, 2006 call, Jay Peterson claimed that "we have line of site to EBITDA profitability this fiscal year." For reference, 2006 reported EBITDA was negative $3.9 million, again despite a strong year in the economy. In the same call, Richard Snyder claimed "we'll continue to look at a dividend or perhaps a stock buyback, and after that, we'll continue to look at the ability to invest some of that for the growth of our software business." For reference, no share repurchases or cash dividend were ever effected after this date yet the Company continued a substantial cash spend, followed by an acquisition costing the Company 3x its current market capitalization.
-	In ASUR's Q2, 2006 call, Mr. Snyder stated "with regard to expenses as we mentioned, this is the lowest, we've gotten the expenses down to the lowest point, really, in the Company's history, minus depreciation, and we believe that there is still room to continue to scrutinize those expenses and get them down." For reference, expenses never went lower than that quarter.
-	In ASUR's Q4, 2007 call, Mr. Peterson claimed "our overall spending excluding IEmployee will significantly decrease due to the conclusion of the 746 trial" and that "we believe we will generate $12 million in revenue this year and will generate cash in the second half of this fiscal year." For reference, Mr. Peterson was inaccurate on all accounts as operating expenses declined for only one quarter before increasing materially every quarter thereafter, the Company generated just $10 million in revenue (nearly 20% below its forecast), and the Company burned $2.7 million in operating cash flow in the second half of the fiscal year as opposed to generating cash.
-	In ASUR's Q1, 2008 call, Mr. Peterson confirmed:
	o	 "We believe we will generate $12 million in revenue this
	year." Again, ASUR generated just $10mm in revenues in 2008.
	o	"we have line of site to EBITDA profitability this fiscal
	year." For reference, ASUR reported a $5 million EBITDA loss for fiscal
	2008.
-	In the same Q1, 2008 call, Mr. Snyder stated "I think your $20 million figure for 2009 is certainly one we have on the books." For reference, 2009 revenues are run-rating at approximately 50% of this estimate.

Mismanaged go-private process detrimental to majority of shareholders
-	Rather than mention consideration of a go-private transaction during one of its public earnings conference calls and ask ASUR's equity holders for feedback regarding such a transaction in advance of spending hundreds of thousands of shareholder's dollars, ASUR management simply spent the money, including a $100,000 payment for a valuation assessment alone which valued ASUR at $0.36/share, well above the price at that time and nearly 3x today's share price. Firstly, such a public announcement would have satisfied conditions under Reg FD requiring Fair Disclosure and thus been legal and prudent. Secondly, as we have demonstrated above, we believe ASUR's management has been and is unable to accurately forecast its business over any extended period of time, including recently. As such, we believe that the forecasts provided to the firm which provided ASUR's valuation assessment were flawed - a belief that is validated by ASUR's current forecasts already having been reduced from what was provided in late 2008 to investors. Due to this, we rightfully question the accuracy of the $0.36/share valuation and payment being offered only to certain shareholders under the proposed go-private as we believe this is excessive and to the detriment of remaining shareholders. We believe that all shareholders should be treated equally, that costs and spends for this go-private process should have been managed better (upon disclosed consult with equity owners/ shareholders), and that the derivation of the $0.36/share value is flawed and harms the majority of stockholders' value.


Despite our attempts to convey our feelings to management, we have largely met deaf ears. Jay Peterson has informed us twice that we are the only shareholders "out of twenty" he has spoken with who disagree with the go-private in advance of the annual meeting. We absolutely do not believe this is the case and instead ask that the Board hold its 2009 annual meeting in the immediate near-term to allow shareholders to nominate Directors to be elected and make stockholder proposals as per their right under Delaware law. Although we are not opposed to a go-private in order to achieve cost savings, the annual meeting must be held in advance of or coincident with the vote to go-private in order to confirm that ASUR is not trying to cheat shareholders out of their rights. Further, as we have detailed above, we request that immediate changes be considered and implemented to ensure ASUR's viability and maximize shareholder value, which we need not remind you is the Board's fiduciary duty. We also remind you that all future costs must be monitored in the best interests of shareholders and per the Board's fiduciary responsibility, including drawing a hard line with respect to any potential severance, termination, or golden parachute costs in the event any are proposed.

As we believe that financially and industry-experienced, vested owners of ASUR should serve on the Board, we wish to notify you that we intend to nominate a slate comprised solely of qualified direct shareholders and of individuals directly referred by shareholders. RO Partners and its controlled entities do not seek control of the ASUR Board and thus our direct investment partners, employees, and investment affiliates will not represent a majority of our proposed slate. We are currently forming this slate and intend to comply with the conditions and date of the late May 2009 deadline for such nominations by shareholders as specified in the Company's Articles of Incorporation. We are open to working with the Board to expedite these necessary changes and ask that a timely response be made no later than Monday, April 27, 2009 at the above address and contact number in order to ensure timely and meaningful progress is made for the benefit of all shareholders. We estimate that each month of delay costs shareholders at a minimum hundreds of thousands of dollars and (per recent burn rates) as much as $500,000 and thus timing is imperative at this point.

Kind Regards,




THE PINNACLE FUND, LLLP

	By:	PINNACLE PARTNERS LLC,
		its general partner


	   	By:	______________________________
			David Sandberg, Managing Member